Exhibit 99.2

CyberArk Announces Strong Second Quarter 2025 Results

Total Annual Recurring Revenue (ARR) Reaches $1.274 billion

Subscription Portion of ARR Reaches $1.088 billion

Total Revenue of $328 million

Adjusted Free Cash Flow of $44 million, or a 13 percent Adjusted FCF margin

Newton, Mass. and Petach Tikva, Israel – July 30, 2025 – CyberArk (NASDAQ: CYBR), the global leader in identity security, today announced strong financial results for the second quarter ended June 30, 2025.

“CyberArk delivered second quarter results that highlight the demand for identity security and the success of our land and expand platform selling motion,” said Matt Cohen, Chief Executive Officer of CyberArk. “We operate in an environment where the pace of change is exponential, and identity is central to major breaches. To meet this challenge, organizations need an identity security platform that delivers both breadth and depth: comprehensive coverage of every identity type – human, machine and AI – delivered on a unified platform with best-in-class privilege controls that only CyberArk can provide. This is why we are very pleased with Palo Alto Networks’ proposed acquisition of CyberArk that was announced earlier this morning. Together we can bring our vision for identity security to the world, much faster and at a scale only enabled by the combination of both companies.”

Financial Summary for the Second Quarter Ended June 30, 2025

The financial results for the second quarter of 2025 include the financial contributions from the acquisition of Venafi, which closed on October 1, 2024, and the financial contributions from the acquisition of Zilla Security, which closed on February 12, 2025. The financial results in the comparable period in 2024 did not include any financial contribution from these acquisitions.

•	Total revenue was $328.0 million in the second quarter of 2025, up 46 percent from $224.7 million in the second quarter of 2024.

•	Subscription revenue was $263.8 million in the second quarter of 2025, an increase of 66 percent from $158.4 million in the second quarter of 2024.

•	Maintenance, professional services and other revenue was $64.3 million in the second quarter of 2025, compared to $66.3 million in the second quarter of 2024.

•	GAAP operating loss was $(35.8) million compared to GAAP operating loss of $(24.0) million in the same period last year.

•	Non-GAAP operating income was $49.4 million, or 15 percent margin, compared to non-GAAP operating income of $23.7 million, or 11 percent margin, in the same period last year.

•	GAAP net loss was $(90.8) million, or $(1.81) per basic and diluted share, compared to GAAP net loss of $(12.9) million, or $(0.30) per basic and diluted share, in the same period last year.

•	GAAP net loss for the second quarter of 2025 reflects the impact from a $44.1 million one-time tax payment related to the capital gain associated with the intercompany migration of intellectual property related to the Venafi acquisition.

•	Non-GAAP net income was $45.6 million, or $0.88 per diluted share, compared to non-GAAP net income of $26.1 million, or $0.54 per diluted share, in the same period last year.

Balance Sheet and Net Cash Provided by Operating Activities

•	As of June 30, 2025, cash, cash equivalents, short- and long-term deposits, and marketable securities were $1.919 billion.

•	This reflects the $1.219 billion in net proceeds we received from the issuance of our Convertible Senior Notes due 2030, which closed on June 10, 2025, as well as the use of $110 million of the net proceeds from this offering to pay the cost of certain privately negotiated capped call transactions related to these Convertible Senior Notes.

•	During the three months ended June 30, 2025, the Company’s net cash provided by operating activities was $4.7 million, compared to $44.3 million in the three months ended June 30, 2024.

•	The net cash provided by operating activities for the quarter includes the impact from the $44.1 million one-time tax payment discussed above.

Key Business Highlights

•	Annual Recurring Revenue (ARR) was $1.274 billion, an increase of 47 percent from $868 million at June 30, 2024.

•	The Subscription portion of ARR was $1.088 billion, or 85 percent of total ARR at June 30, 2025. This represents an increase of 61 percent from $677 million, or 78 percent of total ARR, at June 30, 2024.

•	The Maintenance portion of ARR was $185 million at June 30, 2025, compared to $191 million at June 30, 2024.

•	Recurring revenue in the second quarter of 2025 was $309.9 million, an increase of 49 percent from $208.0 million for the second quarter of 2024.

Transaction with Palo Alto Networks

In a separate press release issued today, CyberArk (“the Company”) announced that it has entered into a definitive agreement under which Palo Alto Networks (“PANW”) intends to acquire the Company in a cash-and-stock transaction valued at approximately $25 billion in equity value, based on $45 in cash and 2.2005 of PANW common stock for each CyberArk share. The press release announcing the transaction is available on the Investor Relations section of the Company’s website. The transaction has been unanimously approved by the boards of directors of both PANW and the Company and is expected to close during the second half of PANW’s fiscal 2026, subject to the satisfaction of customary closing conditions, including the receipt of regulatory clearances and approval by the Company’s shareholders.

Cancellation of Earnings Conference Call and Guidance Update

As a result of the announced transaction with PANW, the Company will not be holding its previously scheduled conference call to discuss its second quarter 2025 results and will not be providing or updating previously issued financial guidance.

New Presentation of Revenue Line Items

Beginning in the first quarter of 2025, CyberArk revised the presentation of its lines of revenue and cost of revenue by combining the revenues and cost of revenues previously reported under the ”Perpetual license” line and ”Maintenance and Professional Services” line under the ”Maintenance, Professional Services and Other” line. The Company believes this presentation of revenue and cost of revenue on the consolidated statement of operations aligns with how management evaluates the business. Historical information by quarter for fiscal years 2023 and 2024, which has been retroactively reclassified to reflect the new lines of revenue and cost of revenue, can be found in the PowerPoint presentation posted to CyberArk’s investor relations website.

About CyberArk

CyberArk (NASDAQ: CYBR) is the global leader in identity security, trusted by organizations around the world to secure human and machine identities in the modern enterprise. CyberArk’s AI-powered Identity Security Platform applies intelligent privilege controls to every identity with continuous threat prevention, detection and response across the identity lifecycle. With CyberArk, organizations can reduce operational and security risks by enabling zero trust and least privilege with complete visibility, empowering all users and identities, including workforce, IT, developers and machines, to securely access any resource, located anywhere, from everywhere. Learn more at cyberark.com.

Copyright © 2025 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Key Performance Indicators and Non-GAAP Financial Measures

Recurring Revenue

•	Recurring Revenue is defined as revenue derived from SaaS and self-hosted subscription contracts, and maintenance contracts related to perpetual licenses during the reported period.

Annual Recurring Revenue (ARR)

•	ARR is defined as the annualized value of active SaaS, self-hosted subscriptions and their associated maintenance and support services, and maintenance contracts related to the perpetual licenses in effect at the end of the reported period.

Subscription Portion of Annual Recurring Revenue

•	Subscription portion of ARR is defined as the annualized value of active SaaS and self-hosted subscription contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses.

Maintenance Portion of Annual Recurring Revenue

•	Maintenance portion of ARR is defined as the annualized value of active maintenance contracts related to perpetual licenses. The Maintenance portion of ARR excludes SaaS and self-hosted subscription contracts in effect at the end of the reported period.

Net New ARR

•	Net new ARR refers to the difference between ARR as of June 30, 2025 and ARR as of March 31, 2025.

Annual Recurring Revenue (ARR), Subscription portion of ARR and Maintenance portion of ARR are performance indicators that provide more visibility into the growth of our recurring business in the upcoming year. This visibility allows us to make informed decisions about our capital allocation and level of investment. Each of these measures should be viewed independently of revenues and total deferred revenue as each is an operating measure and is not intended to be combined with or to replace either of those measures. ARR, Subscription portion of ARR and Maintenance portion of ARR are not forecasts of future revenues and can be impacted by contract start and end dates and renewal rates.

Non-GAAP Financial Measures

CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating income, non-GAAP net income, free cash flow and adjusted free cash flow is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating loss, net loss or net cash provided by operating activities or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as GAAP gross profit excluding share-based compensation expense, and amortization of intangible assets related to acquisitions.

•	Non-GAAP operating expense is calculated as GAAP operating expenses excluding share-based compensation expense, acquisition related expenses, and amortization of intangible assets related to acquisitions.

•	Non-GAAP operating income is calculated as GAAP operating loss excluding share-based compensation expense, acquisition related expenses, and amortization of intangible assets related to acquisitions.

•	Non-GAAP net income is calculated as GAAP net loss excluding share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, amortization of debt discount and issuance costs, gain from investment in privately held companies, and tax adjustments.

•	Free cash flow is calculated as net cash provided by operating activities less purchase of property and equipment and other assets, and capitalized internal-use software.

•	Adjusted free cash flow is calculated as free cash flow plus one-time tax payment on the capital gain from the intercompany migration of intellectual property (IP) related to the Venafi acquisition and capital expenditures related to our new U.S. headquarters.

The Company believes that providing non-GAAP financial measures that are adjusted by, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, amortization of debt discount and issuance costs, gain from investment in privately held companies, tax adjustments, purchase of property and equipment and other assets, capitalized internal-use software, one-time tax payment on the capital gain from the intercompany migration of intellectual property, and capital expenditures related to our new U.S. headquarters allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share-based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that expenses related to its acquisitions, amortization of intangible assets related to acquisitions, gain from investment in privately held companies, and amortization of debt discount and issuance costs do not reflect the performance of its core business and impact period-to-period comparability. The Company believes free cash flow and adjusted free cash flow are liquidity measures that, after the purchase of property and equipment and other assets, capitalized internal-use software, one-time tax payment on the capital gain from the intercompany migration of intellectual property, and capital expenditures related to our new U.S. headquarters provide useful information about the amount of cash generated by the business.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Beginning in the first quarter of 2025, we will utilize a fixed projected non-GAAP tax rate when calculating non-GAAP financial measures to provide better consistency across interim reporting periods. In projecting this rate, we exclude the effects of certain non-recurring items, which do not necessarily reflect our normal operations, and the direct income tax effects of other non-GAAP adjustments. The fixed projected non-GAAP tax rate is based on annual financial projections and reflects our evaluation of historical and projected geographic earnings mix within our operating structure, recurring tax credits, existing tax positions in various jurisdictions and current impacts from key legislation. Based on these considerations, we applied a fixed projected non-GAAP tax rate for 2025 of 24%. We will provide updates to this rate on an annual basis, or more frequently, if significant events have a material impact on the rate.  The rate could be subject to change for a variety of reasons, such as significant changes in the geographic earnings mix, relevant tax law changes in major jurisdictions where we operate, or significant acquisitions.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. These forward-looking statements generally include statements regarding the Company’s financial and operational performance, industry trends, and the transaction with PANW, including the anticipated timing thereof. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include, but are not limited to: the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction between PANW and the Company; PANW’s ability to successfully integrate the Company’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that PANW or the Company will be unable to retain and hire key personnel; the risk associated with the Company’s ability to obtain the approval of its shareholders required to consummate the proposed transaction; the risk that the conditions to the proposed transaction are not satisfied on a timely basis, or at all, or the failure of the proposed transaction to close for any other reason or to close on the anticipated terms; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated or that could adversely affect the expected benefits of the transaction; significant and/or unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common or ordinary share prices and uncertainty as to the long-term value of PANW’s or the Company’s common or ordinary share; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the outcome of any legal proceedings that may be instituted against PANW, the Company or their respective directors; developments and changes in general or worldwide market, geopolitical, economic, and business conditions; failure of PANW’s platformization product offerings; failure to achieve the expected benefits of PANW’s strategic partnerships and acquisitions; changes in the fair value of PANW’s contingent consideration liability associated with acquisitions; risks associated with managing PANW’s growth; risks associated with new product, subscription and support offerings, including product offerings that leverage AI; shifts in priorities or delays in the development or release of new product or subscription or other offerings, or the failure to timely develop and achieve market acceptance of new products and subscriptions as well as existing products, subscriptions and support offerings; failure of PANW’s or the Company’s business strategies; rapidly evolving technological developments in the market for security products, subscriptions and support offerings; defects, errors, or vulnerabilities in products, subscriptions or support offerings; PANW’s customers’ purchasing decisions and the length of sales cycles; PANW’s competition; PANW’s ability to attract and retain new customers; PANW’s ability to acquire and integrate other companies, products, or technologies in a successful manner; PANW’s share repurchase program, which may not be fully consummated or enhance shareholder value, and any share repurchases which could affect the price of its common stock; risks related to the Company’s acquisitions of Venafi Holdings, Inc. (“Venafi”) and Zilla Security Inc. (“Zilla”), including potential impacts on operating results; challenges in retaining and hiring key personnel and maintaining the Venafi and Zilla businesses; risks related to the successful integration of the operations of Venafi or Zilla and the ability to realize anticipated benefits of the combined operations; the rapidly evolving security market, increasingly changing cyber threat landscape and the Company’s ability to adapt its solutions to the information security market changes and demands; the Company’s ability to acquire new customers and maintain and expand its revenues from existing customers; real or perceived security vulnerabilities and gaps in the Company’s solutions or services or the failure of customers or third parties to correctly implement, manage and maintain solutions; the Company’s IT network systems, or those of third-party providers, may be compromised by cyberattacks or other security incidents, or by a critical system disruption or failure; intense competition within the information security market; failure to fully execute, integrate, or realize the benefits expected from strategic alliances, partnerships, and acquisitions; the Company’s ability to effectively execute its sales and marketing strategies, and expand, train and retain its sales personnel; risks related to the Company’s compliance with privacy, data protection and AI laws and regulations; the Company’s ability to hire, upskill, retain and motivate qualified personnel; risks related to the integration of AI technology into our operations and solutions; reliance on third-party cloud providers for the Company’s operations and software-as-a-service (SaaS) solutions; the Company’s ability to maintain successful relationships with channel partners, or if channel partners fail to perform; fluctuation in the Company’s quarterly results of operations; risks related to sales made to government entities; economic uncertainties or downturns; the Company’s history of incurring net losses, its ability to generate sufficient revenue to achieve and sustain profitability and its ability to generate cash flow from operating activities; regulatory and geopolitical risks associated with the Company’s global sales and operations; risks related to intellectual property; fluctuations in currency exchange rates; the ability of the Company’s solutions to help customers achieve and maintain compliance with government regulations or industry standards; the Company’s ability to protect its proprietary technology and intellectual property rights; risks related to using third-party software, such as open-source software and other intellectual property; risks related to share price volatility or activist shareholders; any failure to retain the Company’s “foreign private issuer” status or the risk that the Company may be classified, for U.S. federal income tax purposes, as a “passive foreign investment company”; risks related to issuance of ordinary shares or securities convertible into ordinary shares and dilution, leading to a decline in the market value of the Company’s ordinary shares; changes in tax laws; the Company’s expectation to not pay dividends on its ordinary shares for the foreseeable future; risks related to the Company’s incorporation and location in Israel, including wars and other hostilities in the Middle East; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, PANW intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of CyberArk that also constitutes a prospectus of PANW common shares to be offered in the proposed transaction. Each of PANW and CyberArk may also file or furnish other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that PANW or CyberArk may file or furnish with the SEC or send to security holders in connection with the proposed transaction. The registration statement will include a definitive proxy statement/prospectus, which will be sent to shareholders of CyberArk seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED OR FURNISHED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus, when available, and other documents containing important information about PANW, CyberArk and the proposed transaction, once such documents are filed or furnished with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PANW will be available free of charge on PANW’s website at www.paloaltonetworks.com or by contacting PANW’s Investor Relations Department by email at ir@paloaltonetworks.com. Copies of the documents filed or furnished with the SEC by CyberArk will be available free of charge on CyberArk’s website at www.cyberark.com or by contacting CyberArk’s Investor Relations department by email at ir@cyberark.com.com or by phone at 617-558-2132.

###

Investor Relations Contact:

Kelsey Turcotte

CyberArk

617-558-2132

ir@cyberark.com

Media Contact:

Rachel Gardner

CyberArk

603-531-7229

press@cyberark.com

CYBERARK SOFTWARE LTD.

Consolidated Statements of Operations

U.S. dollars in thousands (except per share data)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2025	2024	2025
Revenues:
Subscription	$158,414	$263,750	$314,653	$514,361
Maintenance, Professional Services and Other	66,292	64,280	131,603	131,270

Total revenues	224,706	328,030	446,256	645,631

Cost of revenues:
Subscription	22,601	54,844	43,563	105,922
Maintenance, Professional Services and Other	22,417	25,701	43,863	50,884

Total cost of revenues	45,018	80,545	87,426	156,806

Gross profit	179,688	247,485	358,830	488,825

Operating expenses:
Research and development	56,556	82,235	110,470	160,800
Sales and marketing	115,339	164,401	220,303	310,041
General and administrative	31,769	36,666	58,411	74,534

Total operating expenses	203,664	283,302	389,184	545,375

Operating loss	(23,976)	(35,817)	(30,354)	(56,550)

Financial income, net	13,347	13,721	27,399	22,362

Loss before taxes on income	(10,629)	(22,096)	(2,955)	(34,188)

Taxes on income	(2,294)	(68,732)	(4,498)	(45,177)

Net loss	$(12,923)	$(90,828)	$(7,453)	$(79,365)

Basic loss per ordinary share	$(0.30)	$(1.81)	$(0.17)	$(1.59)
Diluted loss per ordinary share	$(0.30)	$(1.81)	$(0.17)	$(1.59)

Shares used in computing net loss per ordinary shares, basic	42,948,191	50,122,220	42,689,375	49,857,448
Shares used in computing net loss per ordinary shares, diluted	42,948,191	50,122,220	42,689,375	49,857,448

CYBERARK SOFTWARE LTD.

Consolidated Balance Sheets

U.S. dollars in thousands

(Unaudited)

	December 31,	June 30,
	2024	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$526,467	$886,384
Short-term bank deposits	256,953	351,562
Marketable securities	36,356	300,829
Trade receivables	328,465	247,893
Prepaid expenses and other current assets	45,292	85,490

Total current assets	1,193,533	1,872,158

LONG-TERM ASSETS:
Long-term bank deposits	2,400	84,657
Marketable securities	21,345	295,711
Property and equipment, net	19,581	24,804
Intangible assets, net	534,726	525,678
Goodwill	1,317,374	1,444,680
Other long-term assets	256,131	280,565
Deferred tax asset	3,305	2,944

Total long-term assets	2,154,862	2,659,039

TOTAL ASSETS	$3,348,395	$4,531,197

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$23,671	$24,723
Employees and payroll accruals	133,400	115,443
Accrued expenses and other current liabilities	53,486	71,000
Deferred revenues	596,874	598,016

Total current liabilities	807,431	809,182

LONG-TERM LIABILITIES:
Convertible senior notes, net	-	1,219,236
Deferred revenues	95,190	85,773
Other long-term liabilities	75,970	98,268

Total long-term liabilities	171,160	1,403,277

TOTAL LIABILITIES	978,591	2,212,459

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	130	133
Additional paid-in capital	2,494,158	2,504,068
Accumulated other comprehensive income	2,173	20,559
Accumulated deficit	(126,657)	(206,022)

Total shareholders' equity	2,369,804	2,318,738

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,348,395	$4,531,197

CYBERARK SOFTWARE LTD.

Consolidated Statements of Cash Flows

U.S. dollars in thousands

(Unaudited)

	Six Months Ended
	June 30,
	2024	2025
Cash flows from operating activities:
Net loss	$(7,453)	$(79,365)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	8,046	64,359
Amortization of premium and accretion of discount on marketable securities, net	(3,632)	(653)
Impairment of available for sale marketable securities	2,674	-
Share-based compensation	78,030	103,473
Deferred income taxes, net	(314)	2,313
Decrease in trade receivables	30,423	82,417
Amortization of debt discount and issuance costs	1,504	238
Increase in prepaid expenses, other current and long-term assets and others	(16,629)	(43,040)
Changes in operating lease right-of-use assets	3,346	6,411
Increase (decrease) in trade payables	(4,619)	39
Increase (decrease) in short-term and long-term deferred revenues	37,478	(13,172)
Decrease in employees and payroll accruals	(12,394)	(28,173)
Increase in accrued expenses and other current and long-term liabilities	671	12,399
Changes in operating lease liabilities	(4,153)	(3,987)

Net cash provided by operating activities	112,978	103,259

Cash flows from investing activities:
Investment in short and long term deposits	(170,820)	(336,790)
Proceeds from short and long term deposits	292,675	164,045
Investment in marketable securities and other	(129,480)	(562,063)
Proceeds from maturities of marketable securities and other	181,482	24,546
Purchase of property and equipment and other assets	(3,507)	(4,484)
Capitalized internal-use software	(978)	(3,616)
Payments for business acquisitions, net of cash acquired	-	(164,383)

Net cash provided by (used in) investing activities	169,372	(882,745)

Cash flows from financing activities:
Proceeds from (payment of) withholding tax related to employee stock plans	(7,361)	8,992
Proceeds from exercise of stock options	3,845	3,319
Proceeds from issuance of convertible senior notes, net of issuance costs	-	1,218,998
Purchase of capped calls	-	(110,000)
Proceeds in connection with employees stock purchase plan	9,771	12,752

Net cash provided by financing activities	6,255	1,134,061

Increase in cash and cash equivalents	288,605	354,575

Effect of exchange rate differences on cash and cash equivalents	(3,524)	5,342

Cash and cash equivalents at the beginning of the period	355,933	526,467

Cash and cash equivalents at the end of the period	$641,014	$886,384

CYBERARK SOFTWARE LTD.

Reconciliation of GAAP Measures to Non-GAAP Measures

U.S. dollars in thousands (except per share data)

(Unaudited)

Reconciliation of Net cash provided by operating activities to Adjusted Free Cash Flow:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2025	2024	2025
Net cash provided by operating activities	$44,343	$4,731	$112,978	$103,259
Less:
Purchase of property and equipment and other assets	(2,151)	(2,785)	(3,507)	(4,484)
Capitalized internal-use software	(469)	(2,309)	(978)	(3,616)

Free cash flow	41,723	(363)	108,493	95,159
Plus:
Tax payment related to transfer of Venafi IP	-	44,112	-	44,112

Adjusted free cash flow	$41,723	$43,749	$108,493	$139,271

GAAP net cash provided by (used in) investing activities	152,476	(668,788)	169,372	(882,745)
GAAP net cash provided by financing activities	4,376	1,133,432	6,255	1,134,061

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2025	2024	2025
Gross profit	$179,688	$247,485	$358,830	$488,825
Plus:
Share-based compensation (1)	5,413	6,665	10,233	12,357
Amortization of share-based compensation capitalized in software development costs (3)	81	94	153	188
Amortization of intangible assets (2)	1,705	21,776	3,409	43,223

Non-GAAP gross profit	$186,887	$276,020	$372,625	$544,593

Reconciliation of Operating Expenses to Non-GAAP Operating Expenses:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2025	2024	2025
Operating expenses	$203,664	$283,302	$389,184	$545,375
Less:
Share-based compensation (1)	35,118	48,606	67,797	91,116
Amortization of intangible assets (2)	125	8,091	250	15,516
Acquisition related expenses	5,281	-	5,281	1,105

Non-GAAP operating expenses	$163,140	$226,605	$315,856	$437,638

Reconciliation of Operating Loss to Non-GAAP Operating Income:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2025	2024	2025
Operating loss	$(23,976)	$(35,817)	$(30,354)	$(56,550)
Plus:
Share-based compensation (1)	40,531	55,271	78,030	103,473
Amortization of share-based compensation capitalized in software development costs (3)	81	94	153	188
Amortization of intangible assets (2)	1,830	29,867	3,659	58,739
Acquisition related expenses	5,281	-	5,281	1,105

Non-GAAP operating income	$23,747	$49,415	$56,769	$106,955

Reconciliation of Net Loss to Non-GAAP Net Income:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2025	2024	2025
Net loss	$(12,923)	$(90,828)	$(7,453)	$(79,365)
Plus:
Share-based compensation (1)	40,531	55,271	78,030	103,473
Amortization of share-based compensation capitalized in software development costs (3)	81	94	153	188
Amortization of intangible assets (2)	1,830	29,867	3,659	58,739
Acquisition related expenses	5,281	-	5,281	1,105
Amortization of debt discount and issuance costs	752	238	1,504	238
Gain from investment in privately held companies	-	(3,318)	-	(3,318)
Tax adjustments (4)	(9,457)	54,319	(19,209)	14,880

Non-GAAP net income	$26,095	$45,643	$61,965	$95,940

Non-GAAP net income per share
Basic	$0.61	$0.91	$1.45	$1.92
Diluted	$0.54	$0.88	$1.30	$1.86

Weighted average number of shares
Basic	42,948,191	50,122,220	42,689,375	49,857,448
Diluted	47,900,949	51,902,595	47,804,286	51,545,146

(1) Share-based Compensation :

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2025	2024	2025
Cost of revenues - Subscription	$1,617	$2,647	$3,029	$4,653
Cost of revenues - Maintenance, Professional Services and Other	3,796	4,018	7,204	7,704
Research and development	8,157	13,007	15,717	24,033
Sales and marketing	16,912	22,309	31,791	40,902
General and administrative	10,049	13,290	20,289	26,181

Total share-based compensation	$40,531	55,271	$78,030	103,473

(2) Amortization of intangible assets :

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2025	2024	2025
Cost of revenues - Subscription	$1,705	$21,776	$3,409	$43,223
Sales and marketing	125	8,091	250	15,516

Total amortization of intangible assets	$1,830	$29,867	$3,659	$58,739

(3) Classified as Cost of revenues - Subscription.

(4) Beginning in the first quarter of 2025, we will utilize a fixed projected non-GAAP tax rate in calculating non-GAAP financial measures to provide better consistency across interim reporting periods. In projecting this rate, we exclude the effects of certain non-recurring items, which do not necessarily reflect our normal operations, and the direct income tax effects of other non-GAAP adjustments. The fixed projected non-GAAP tax rate is based on annual financial projections and reflects our evaluation of historic and projected geographic earnings mix within our operating structure, recurring tax credits, existing tax positions in various jurisdictions and current impacts from key legislation. Based on these considerations, we applied a fixed projected non-GAAP tax rate for 2025 of 24%. The tax adjustments for the first and second quarters of 2024 include income tax adjustments related to non-GAAP items.